May 26, 2006

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E
Washington, DC 20549-7010

Re:                             The Stanley Works Capital Trust I
The Stanley Works
Registration Statement on Form S-4
Filed April 5, 2006
File No. 333-133027

Dear Ms. Long:

On behalf of our clients, The Stanley Works (the “Company”) and The Stanley Works Capital Trust I (together with the Company, the “Registrants”), we hereby electronically transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-133027). The changes in Amendment No. 2 include those made in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated May 19, 2006 (the “Comment Letter”).

Set forth below are the Registrants’ responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Registrants.

Cautionary Note Regarding Forward-Looking Statements, page ii

1.              The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The disclosure on page (ii) has been revised to delete reference to the safe harbor.

Relationship Among the Preferred Securities . . . page 71

Full and Unconditional Guarantee, page 71

2.               Please revise to clarify that the holders of the Exchange Preferred Securities have a full, irrevocable, and unconditional right in all instances to directly enforce the guarantee of The Stanley Works with respect to the payments of distributions and all other amounts due on the Preferred Securities and the underlying Junior Subordinated Debt Securities.

The disclosure on page 71 has been revised to clarify the rights of holders to take direct action against the Company.

Material United States Federal Income Taxes, page 72

3.              We note the statement in the second paragraph that the opinion is based in part on “various other assumptions, opinions, representations and determinations” not contained in the prospectus.  If Skadden’s tax opinion is based on other tax opinions, that fact should be discussed and the opinions filed.  Otherwise, please remove the reference to “opinions” from this sentence.

The disclosure on page 72 has been revised to remove the reference to “opinions”.

Available Information

4.               Please delete reference to the Commission’s offices in Chicago and New York, as public reference rooms are no longer maintained at these locations.

The references to the Commission’s offices in Chicago and New York, as public reference rooms, has been deleted.

Exhibit 5.2, Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

5.              We note your response to comment 2  of our letter dated May 3, 2006.  However, since Skadden will give the opinion regarding the company’s binding obligation under the guarantee and notes under New York law, it seems appropriate to have Skadden rely on Ms. Sherer’s opinion for supporting matters that relate to the company under Connecticut law, and to remove the related assumptions from its opinion.  In this case, Ms. Sherer’s opinion should also be revised to reflect that she is aware of and has consented to Skadden’s reliance on her opinion.

Exhibits 5.1 and 5.2 taken together fully comply with the requirements of Item 601(b)(5) of Regulation S-K.

Many, if not most, of the components of the opinion regarding the binding nature and enforceability of the Company’s obligations under the indenture, the guarantee and the notes are matters of Connecticut law.  An “enforceability” opinion could not be given unless it were possible to conclude, or unless it could be assumed, that, among other things, (i) the corporation is duly incorporated and validly existing as a corporation under the laws of the jurisdiction of its organization; (ii) the corporation has all necessary corporate power and corporate authority to enter into, and to perform its obligations under, each of the transaction documents; (iii) the corporation has authorized, by all necessary corporate action, the execution and delivery of, and the performance of its obligations under, each of the transaction documents; and (iv) the transaction documents have been duly executed and delivered by the corporation.  See D.W. Glazer, S. FitzGibbon & S.O. Weiss, Glazer and FitzGibbon on Legal Opinions (2d ed.), p. 208-209;  See also Ad Hoc Committee on Third-Party Legal Opinions of the Business Law Section of the Washington State Bar Association, Report on Third-Party Legal Opinion Practice in the State of Washington (1999). All of these components are matters of Connecticut law. It is appropriate for Ms. Sherer, as a Connecticut lawyer, to render the legality opinion.

Ms. Sherer’s opinion (which has been filed as Exhibit 5.1) is not limited to Connecticut law and does not contain any of the related assumptions; she is relying on the opinion of Skadden Arps (which has been filed as Exhibit 5.2) solely with respect to matters of New York and Delaware law. Exhibits 5.1 and 5.2 taken together fully comply with the requirements of Item 601(b)(5) of Regulation S-K.

6.              We note your response to comment 4 of our letter dated May 3, 2006.  Please delete the assumption that the choice of law provision of the Indenture and Guarantee “is permitted by Connecticut law.”  Note that we will not object to the qualification that the opinion is subject to general principles of equity.

Please refer to the response to comment No. 5 above.  Since Ms. Sherer is providing a legality opinion that is not limited to Connecticut law and does not contain choice of law assumptions, and since Exhibit 5.2 only addresses matters of New York and Delaware law (to be relied on by Ms. Sherer,) an assumption in Exhibit 5.2 that the choice of New York laws is permitted by Connecticut law is appropriate.

7.              In connection with prior comment 3, please revise the last paragraph on page 2 to refer to laws normally applicable to securities of the type contemplated by the indenture, rather than laws application to the “issuance of” these securities, since you are opining on the binding nature of the company’s obligations under the guarantee and notes.  In addition, we understand that the “laws normally applicable” qualification is intended only to relate to laws governing the indenture and the guarantee but not the laws governing the legality of the trust preferred securities.  Please revise to clarify.

Counsel’s opinion has been revised accordingly.

Exhibit 8.1, Tax Opinion

8.              We note your response to comment 5 of our letter dated May 3, 2006.  Please replace the statement in the opinion of your tax counsel that the prospectus summary presents “a fair and accurate summary of the United States federal  income tax consequences described therein” with a statement that the prospectus disclosure constitutes the opinion of counsel.

Counsel’s opinion has been revised accordingly.

*              *              *              *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-2918.

Very truly yours,

/s/ Gregory A. Fernicola

cc:                                 Mr. Bruce H. Beatt, Esq.